Exhibit 99.1
EnCana renews normal course issuer bid
Calgary, Alberta (November 10, 2008) — EnCana Corporation (TSX, NYSE: ECA) has received approval for the renewal of its Normal Course Issuer Bid from Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 74,957,086 of its common shares, representing 10 percent of the public float of approximately 749,570,863 common shares outstanding on October 31, 2008. EnCana plans to fund its share purchases under the renewed bid with cash flow and the proceeds from potential dispositions. EnCana expects to generate free cash flow in 2009 that could be used for share purchases, debt reduction or dividends over the coming year.
On May 11, 2008, EnCana announced plans to split into two independent energy companies, and in connection with that proposed transaction, EnCana suspended the purchase of common shares for cancellation pending completion of the transaction. Upon completion of the split transaction, and subject to market conditions prevailing at that time, EnCana intends to resume purchases of common shares.
Under its previous Normal Course Issuer Bid, from November 13, 2007 to May 11, 2008, EnCana purchased 4,854,200 common shares, representing approximately 0.65 percent of the company’s outstanding shares on October 31, 2007, at an average price of approximately US$67.13 per common share. The renewed bid will commence on November 13, 2008 and purchases of common shares may be made until November 12, 2009. Daily purchases will not exceed 25 percent (being 888,176 common shares) of the average daily trading volume of 3,552,706 common shares for the six calendar months prior to the date of approval of the bid by the TSX, subject to EnCana’s ability to make block purchases through the facilities of the TSX in accordance with the TSX rules. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition. EnCana believes that the purchase of its common shares will help create value for the company’s shareholders.
EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed transaction described above in this news release, including management’s assessment of future plans and operations relating to the future integrated oil company (Cenovus) and the pure-play natural gas company (GasCo), EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: the proposed split transaction and the timing thereof; potential purchases of common shares for cancellation under the normal course issuer bid, the projected sources of funds which may be used therefore, including cash flow and proceeds of dispositions, and the timing for commencing and making such purchases; projections of free cash flow in 2009 and beyond; and the potential value of the normal course issuer bid for EnCana’s shareholders.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the timing and the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; North American and global market conditions, including financial markets; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oilsands business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of GasCo and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:
EnCana Corporate Communications

Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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